UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

EQUITY LIFESTYLE PROPERTIES, INC.
(Name of Issuer)
Common Stock, $0.01 per share
(Title of Class of Securities)
564682102
(CUSIP Number)
Jonathan D. Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS Samuel Zell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,297,757 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		318,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,282,422

WITH	10	SHARED DISPOSITIVE POWER

318,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,616,082 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 15,335 shares of Common Stock granted as restricted stock by the Issuer to the Reporting Person in his role as a director of the Issuer for which the restrictions have not lapsed. Until such restrictions lapse, the Reporting Person has voting power over such shares but does not have dispositive power.
(2) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS Samuel Zell Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		318,325

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		318,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	318,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS Samstock/SZRT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		307,774

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		307,774

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	307,774

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS Samstock/ZGPI, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,003

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,003

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS Samstock, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		446,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		446,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	446,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS Samstock/ZFT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,887

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,887

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,887

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS Samstock/Alpha, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,887

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,887

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,887

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS SZKT Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		98,271

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		98,271

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	98,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS SZMT Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		98,274

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		98,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	98,274

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS SZJT Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		98,271

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		98,271

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	98,271

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS ZFTKT Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,985

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		149,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	149,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS ZFTMT Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,984

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		149,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	149,984

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS ZFTGT Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,140

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		32,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,140

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS ZFTJT Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,985

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		149,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	149,985

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS Zell General Partnership, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,033

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,033

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,033

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS EGI Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		579,873

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		579,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	579,873

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

1	NAMES OF REPORTING PERSONS Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,838,593

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,838,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,838,593

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 30,831,423 shares of Common Stock outstanding as of November 1, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010, and assuming the exchange of such Reporting Person’s OP Units (as defined herein) for shares of Common Stock and the exercise of options to purchase Common Stock, if applicable.

CUSIP No.	564682102

ITEM 1.	Security and Issuer
This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 per share (the “Common Stock”), of Equity Lifestyle Properties, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at Two North Riverside Plaza, Suite 800, Chicago, Illinois 60606. Certain of the Reporting Persons previously filed on a Schedule 13G pursuant to Rule 13d-1(d)with respect to the Common Stock with certain other investors who are not parties to this Schedule 13D. Because of the distributions and contributions described in Item 4 of this 13D, the Reporting Persons determined it was no longer appropriate for them to file on Schedule 13G pursuant to Rule 13d-1(d) and are therefore making this initial filing on Schedule 13D.

ITEM 2.	Identity and Background.
(a-c) This Schedule 13D is being filed by: Samuel Zell, an individual (“Zell”); the Samuel Zell Revocable Trust, a trust under the laws of the State of Illinois (“Zell Trust”); Zell General Partnership, Inc., an Illinois corporation (“ZGP”); EGI Holdings, Inc., an Illinois corporation (“EGIH”); the following Delaware limited liability companies (the “Delaware LLCs”): Samstock/SZRT, L.L.C.; Samstock/ZGPI, L.L.C.; Samstock, L.L.C.; Samstock/ZFT, L.L.C.; Samstock/Alpha, L.L.C; SZKT Holdings, L.L.C.; SZMT Holdings, L.L.C.; SZJT Holdings, L.L.C., ZFTKT Holdings, L.L.C.; ZFTMT Holdings, L.L.C.; ZFTJT Holdings, L.L.C. and ZFTGT Holdings, L.L.C.; and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). Zell, Zell Trust, ZGP, EGIH, the Delaware LLCs and Chai are sometimes collectively referred to herein as the “Reporting Persons”.
The sole member of Samstock/SZRT, L.L.C. is Zell Trust, of which Zell is the sole trustee and beneficiary. The sole member of Samstock/ZGPI, L.L.C. is ZGP, of which Sam Investment Trust (“SIT”), a trust under the laws of the state of Illinois, is the sole stockholder. The sole member of Samstock, L.L.C. is SZ Investments, L.L.C. (“SZI”). The managing member of SZI is ZGP. The sole member of Samstock/Alpha, L.L.C. is Alphabet Partners, an Illinois partnership. The sole member of Samstock/ZFT, LLC is ZFT Partnership, an Illinois partnership. The sole stockholder of EGIH is Equity Group Investments, Inc. an Illinois corporation (“EGI Inc.”).
Chai Trust is the trustee of SIT. Alphabet Partners, ZFT Partnership and SZKT Holdings, L.L.C, SZMT Holdings, L.L.C., SZJT Holdings, L.L.C., ZFKT Holding, L.L.C., ZFMT Holdings, L.L.C.; ZFJT Holding, L.L.C. and ZFGT Holdings L.L.C. are each owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). EGI Inc. is owned by the Trusts and certain trusts established for the benefit of Ann Lurie and members of her family (the “Lurie Trusts”); however, pursuant to an agreement between the Trusts and the Lurie Trusts, the Trusts hold all of the beneficial ownership of EGIH and its assets. The trustee of each of the Trusts is Chai Trust.
The officers of each of ZGP, EGIH and SZI are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. (“EGI”)

Philip Tinkler	Vice President and Treasurer; Managing Director of EGI

William C. Pate	Vice President; Managing Director of EGI

David J. Contis	Vice President; Managing Director of EGI

CUSIP No.	564682102
The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI; Co-President and Chief Restructuring Officer of Tribune Company

Kellie Zell	Managing Director of Chai Trust. Ms. Zell also works as a homemaker

JoAnn Zell	Managing Director of Chai Trust. Dr. Zell is a physician

Matthew Zell	Managing Director of Chai Trust and a Managing Director of EGI

Robert M. Levin	Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also a Managing Director of EGI

Philip Tinkler	Chief Financial Officer of Chai Trust and a Managing Director of EGI

Jon Wasserman	Managing Director of Chai Trust and a Managing Director of EGI
The business address of each Reporting Person, Donald Liebentritt, William Pate, Philip Tinkler, David Contis, Kellie Zell, JoAnn Zell, Matthew Zell, James Bunegar and Jon Wasserman is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.
(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) All of the officers and directors of each Reporting Person are United States citizens.

ITEM 3.	Source and Amount of Fund or Other Consideration.
No funds were used in the transactions described in Item 4. Various financial institutions have extended and may continue to extend credit from time to time under separate loan facilities to certain of the Reporting Persons for the holding of shares of Common Stock, subject to applicable Federal margin regulations, stock exchange rules and each financial institution’s respective credit policies. The cost of borrowing with respect to each such loan fluctuates with the applicable loan rate and the amount of the debt balance. 1,401,001 shares of Common Stock and 1,382,457 OP Units (as defined in Item 4) in the aggregate held by the Reporting Persons are pledged to such financial institutions as collateral security for the repayment of debit balances in respect of such loans.

ITEM 4.	Purpose of Transaction.
The Issuer is the sole general partner of MHC Operating Limited Partnership (the “Operating Partnership”). Samstock/Alpha,L.L.C., Samstock, L.L.C. and Samstock/ZFT, L.L.C. owned limited partner Operating Partnership Units (the “OP Units”). Each OP Unit is exchangeable, at the holder’s request, on a one-for-one basis into Common Stock. On December 20, 2010, the OP Units held by Samstock/Alpha,L.L.C., Samstock, L.L.C. and Samstock/ZFT, L.L.C. were distributed to their members and then further distributed up the chain of ownership to ZGP and certain Trusts . Each of the Trusts then contributed its OP Units to a single member limited liability company with such Trust as the sole member. These distributions and contributions were made for internal operating efficiencies.
The Reporting Persons have effected the acquisition of Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary

CUSIP No.	564682102
corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

ITEM 5.	Interest in Securities of the Issuer.
(a) and (b) To the best knowledge of the Reporting Persons, there were 30,831,423 shares of Common Stock outstanding as of November 1, 2010, based on the information provided by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2010.
The Reporting Persons beneficially own in the aggregate 3,454,675 shares of Common Stock, or 11.2% of the issued and outstanding shares of Common Stock, assuming the exchange of all of the OP Units and the exercise of all of the options. Of that total: Zell is the beneficial owner of an aggregate of 1,616,082 shares of Common Stock or 5.2% of the outstanding (including 636,666 options to purchase shares exercisable within sixty days); the Zell Trust is the beneficial owner of an aggregate of 318,325 shares of Common Stock or 1.0% of the outstanding; ZGP is the beneficial owner of 12,033 shares of Common Stock or less than 0.1% of the outstanding (including 12,033 OP Units); EGIH is the beneficial owner of 579,873 shares of Common Stock or 1.9% of the outstanding (including 579,873 OP Units); Samstock/SZRT, L.L.C. is the beneficial owner of 307,774 shares of Common Stock or 1.0% of the outstanding (including 13,641 OP Units); Samstock/ZGPI, L.L.C. is the beneficial owner of 6,003 shares of Common Stock or less than 0.1% of the outstanding; Samstock, L.L.C. is the beneficial owner of 446,000 shares of Common Stock or 1.4% of the outstanding; Samstock/ZFT, L.L.C. is the beneficial owner of 8,887 shares of Common Stock or less than 0.1% of the outstanding; Samstock/Alpha, L.L.C. is the beneficial owner of 8,887 shares of Common Stock or less than 0.1% of the outstanding; SZKT Holdings, L.L.C. is the beneficial owner of 98,271 shares of Common Stock or 0.3% of the outstanding (including 98,271 OP Units); SZMT Holdings, L.L.C. is the beneficial owner of 98,274 shares of Common Stock or 0.3% of the outstanding (including 98,274 OP Units); SZJT Holdings, L.L.C. is the beneficial owner of 98,271 shares of Common Stock or 0.3% of the outstanding (including 98,271 OP Units); ZFTKT Holdings, L.L.C. is the beneficial owner of 149,985 shares of Common Stock or 0.5% of the outstanding (including 149,985 OP Units); ZFTMT Holdings, L.L.C. is the beneficial owner of 149,984 shares of Common Stock or 0.5% of the outstanding (including 149,984 OP Units); ZFTJT Holdings, L.L.C. is the beneficial owner of 149,985 shares of Common Stock or 0.5% of the outstanding (including 149,985 OP Units); and ZFTGT Holdings, L.L.C. is the beneficial owner of 32,140 shares of Common Stock or 0.1% of the outstanding (including 32,140 OP Units). Of the foregoing, (i) Zell shares voting and dispositive power with respect to 10,551 of such shares or less than 0.1% of the outstanding, with Zell Trust, and 318,325 of such shares of Common Stock (including 13,641 OP Units) with Zell Trust and Samstock/SZRT, L.L.C., and (ii) Chai Trust shares voting and dispositive power with respect to 1,838,593 shares of Common Stock or 6.0% of the outstanding (including 1,368,816 OP Units), which represent all of the remaining shares.
EGI Inc. is the sole stockholder of EGIL Investments, Inc. (“EGIL”). Pursuant to an agreement between the Trusts and the Lurie Trusts which are the owners of EGI Inc, the Lurie Trusts hold all of the beneficial ownership of EGIL and its assets, including the 579,873 shares of Common Stock or 1.9% of the outstanding (including 579,873 OP Units).

CUSIP No.	564682102
(c) Except as set forth in Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.
(d) No persons other than the Reporting Persons has the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Certain of the Reporting Persons and/or their affiliates entered into a registration rights and lock-up agreement dated as of March 3, 1993 (the “Registration Rights Agreement”) with the Issuer granting such persons, their affiliates and transferees the right to have shares of Common Stock owned by them either directly or upon exchange of OP Units registered on a S-3 resale shelf registration statement to be maintained by the Issuer. Such Registration Rights Agreement which is incorporated by reference as Exhibit 1 hereto remains in effect.

ITEM 7.	Material to be Filed as Exhibits.
Exhibit 1—Registration Rights and Lock-up Agreement dated as of March 3, 1993 among Manufactured Home Communities, Inc. (the prior name of Equity Lifestyle Properties, Inc.) and the parties set forth in Exhibit A thereto.
SIGNATURES
After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: December 22, 2010

/s/ SAMUEL ZELL
Samuel Zell

Samuel Zell Revocable Trust
By:	/s/ SAMUEL ZELL
Name:	Samuel Zell
Title: Trustee

CUSIP No.	564682102
Samstock/SZRT, L.L.C.
Samstock/ZGPI, L.L.C.
Samstock, L.L.C.
Samstock/ZFT, L.L.C.
Samstock/Alpha, L.L.C.
SZKT Holdings, L.L.C.
SZMT Holdings, L.L.C.
SZJT Holdings, L.L.C.
ZFTKT Holdings, L.L.C.
ZFTMT Holdings, L.L.C.
ZFTGT Holdings, L.L.C.
ZFTJT Holdings, L.L.C.
Zell General Partnership, Inc.
EGI Holdings, Inc.

Each by:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC
By:	/s/ JAMES G. BUNEGAR
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)